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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ------------

                                  SCHEDULE TO
                                (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
          OR SECTION 13(5)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                SOUTHDOWN, INC.
                      (Name of Subject Company (issuer))

                            CENA ACQUISITION CORP.
                              CEMEX, S.A. de C.V.
                     (Names of Filing Persons (offerors))

                                 ------------

                   COMMON STOCK, PAR VALUE $1.25 PER SHARE;
                      RIGHTS TO PURCHASE PREFERRED STOCK
                        (Title of Class of Securities)

                                 ------------

                                   841297104
                     (CUSIP Number of Class of Securities)

                               Ramiro Villarreal
                              CEMEX, S.A. de C.V.
                          Ave. Constitucion 444 Pte.
                      Monterrey, Nuevo Leon, Mexico 64000
                         Telephone: (011-528) 328-3000
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                  Copies to:

       Randall H. Doud, Esq.                    Frank Ed Bayouth II, Esq.
Skadden, Arps, Slate, Meagher              Skadden, Arps, Slate, Meagher
             & Flom LLP                                & Flom LLP
         Four Times Square                    1600 Smith Street, Suite 4400
        New York, N.Y. 10036                       Houston, Texas 77002
      Telephone: 212-735-3000                    Telephone: 713-655-5100

                           CALCULATION OF FILING FEE
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
                                                                       Amount
                                                                         of
       Transaction                                                     Filing
        Valuation*                                                      Fee
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
      $2,771,635,530                                                  $554,328

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*  For purposes of calculating amount of filing fee only. This amount assumes the purchase of (i) all outstanding shares of common stock of Southdown, Inc., including the related rights to purchase preferred stock, and (ii) shares of common stock of Southdown, Inc., subject to options that will be vested and exercisable as of the closing of this offer. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.
  [_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid: N/A     Form or Registration No.: N/A
     Filing party: N/A               Date Filed: N/A

  [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:
  [X]  third-party tender offer subject to Rule 14d-1.

  [_]  issuer tender offer subject to Rule 13e-4.

  [_]  going-private transaction subject to Rule 13e-3.

  [_]  amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the
results of the tender offer:   [_]

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

   THIS TENDER OFFER STATEMENT ON SCHEDULE TO RELATES TO THE OFFER BY CENA ACQUISITION CORP. ("PURCHASER"), A DELAWARE CORPORATION AND AN INDIRECT SUBSIDIARY OF CEMEX, S.A. DE C.V., A COMPANY ORGANIZED UNDER THE LAWS OF THE UNITED MEXICAN STATES ("CEMEX"), TO PURCHASE ALL OUTSTANDING SHARES OF THE COMPANY'S COMMON STOCK, PAR VALUE $1.25 PER SHARE AND THE RELATED RIGHTS TO PURCHASE PREFERRED STOCK PURCHASE RIGHTS (THE "SHARES"), AT $73.00 PER SHARE, NET TO THE SELLER IN CASH, WITHOUT INTEREST THEREON, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, COPIES OF WHICH ARE ATTACHED HERETO AS EXHIBITS (a)(1)(A) AND
(a)(1)(B) (WHICH ARE HEREIN COLLECTIVELY REFERRED TO AS THE "OFFER").

   ALL OF THE INFORMATION IN THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL, AND ANY SUPPLEMENTS THERETO RELATED TO THE OFFER HEREAFTER FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY THE PURCHASER AND CEMEX, IS HEREBY INCORPORATED BY REFERENCE (WHERE APPROPRIATE) IN ANSWER TO ITEMS 2 THROUGH 11 OF THIS SCHEDULE TO (WHETHER OR NOT IDENTIFIED WITH SPECIFICITY).

Item 1. Summary Term Sheet.

   The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

   (a) The name of the subject company is Southdown, Inc., a Louisiana corporation (the "Company"), and the address of its principal executive offices is 1200 Smith Street, Suite 2400, Houston, Texas 77002. Its telephone number is
(713) 650-6200.

   (b) The titles of the subject classes of securities being sought are (i) Common Stock, par value $1.25 per share, and (ii) the related Rights to Purchase Preferred Stock ((i) and (ii) together, the "Shares"). The information concerning the securities outstanding set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

   (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "Price Range of Shares; Dividends" and "Dividends and Distributions" in the Offer to Purchase and is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

   (a)-(c) The information set forth in "Certain Information Concerning CEMEX and Purchaser" and Schedule I in the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

   (a)(1)(i)-(viii) The information set forth under "Introduction", "Terms of the Offer", "Procedures for Accepting the Offer and Tendering Shares", "Withdrawal Rights", "Acceptance for Payment and Payment for Shares", "Purpose of the Offer; Plans for the Company" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

   (a)(1)(ix)-(xi) Not applicable.

   (xii) The information set forth under "Certain United States Federal Income Tax Consequences" in the Offer to Purchase is incorporated herein by reference.

   (a)(2) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

   The information set forth in "Background of the Offer; Past Contacts or Negotiations with the Company", "The Merger Agreement and the Confidentiality Agreement", "Certain Information Concerning CEMEX and the Purchaser" and "Purpose of the Offer; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals.

   (a)-(c) The information set forth in "Introduction", "The Merger Agreement and the Confidentiality Agreement", "Purpose of the Offer; Plans for the Company", "Certain Effects of the Offer" and "Dividends and Distributions" in the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

   (a)-(b), (d) The information set forth in "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

   (a)-(b) None. The information set forth in "Introduction", "Certain Information Concerning the Company", "Certain Information Concerning CEMEX and Purchaser" and Schedule I in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

   The information set forth in "Introduction" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

   The information set forth in "Certain Information Concerning CEMEX and Purchaser" and "Annex A-- Financial Statements of CEMEX, S.A. de C.V." of the Offer to Purchase is incorporated herein by reference.

Item 11. Additional Information.

   The information set forth in "Introduction", "Certain Information Concerning CEMEX and Purchaser", "The Merger Agreement and the Confidentiality Agreement", "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

 (a)(1)(A) Offer to Purchase dated October 5, 2000.

 (a)(1)(B) Letter of Transmittal.

 (a)(1)(C) Notice of Guaranteed Delivery.

 (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
           Other Nominees.

 (a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks,
           Trust Companies and Other Nominees.

 (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.

 (a)(5)(A) Joint Press Release issued by CEMEX and the Company on September 29,
           2000.

 (a)(5)(B) Summary Advertisement as published in The Wall Street Journal on
           October 5, 2000.

 (a)(5)(C) Consent of Independent Auditors, dated October 3, 2000.

 (a)(5)(D) Consent of Independent Auditors, dated October 4, 2000.

 (b)(1)    Commitment Letter, dated September 28, 2000, among The Chase
           Manhattan Bank, Deutsche Bank AG London, Chase Manhattan PLC,
           Deutsche Bank AG Securities Inc. and CEMEX.

 (b)(2)    Commitment Letter, dated September 28, 2000, among Salomon Smith
           Barney Inc., Citibank, N.A. and CEMEX.

 (d)(1)    Agreement and Plan of Merger, dated as of September 28, 2000, among
           CEMEX, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8K filed on
           September 29, 2000).

 (d)(2) Confidentiality Agreement, dated August 11, 2000, between CEMEX and the Company (incorporated herein by reference to Exhibit (e)(3) to the Company's Solicitation/Recommendation Statement on Schedule 14D-
           9 filed on October 5, 2000).

 (g)       Not applicable.

 (h)       Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CENA Acquisition Corp.

                                          By: /s/   Jeffrey H. Smith
                                             __________________________________
                                             Name: Jeffrey H. Smith
                                             Title: Director and Treasurer

                                          CEMEX, S.A. de C.V.

                                          By: /s/    Francisco Garza
                                             __________________________________
                                             Name: Francisco Garza
                                             Title:  President of CEMEX North
                                                     America and Trading

Dated: October 5, 2000

                                 EXHIBIT INDEX

  Exhibit                                                                  Page
    No.                            Exhibit Name                           Number
  -------                          ------------                           ------
 (a)(1)(A) Offer to Purchase dated October 5, 2000.....................

 (a)(1)(B) Letter of Transmittal.......................................

 (a)(1)(C) Notice of Guaranteed Delivery...............................

 (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees................................

 (a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees...................

 (a)(1)(F) Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9...............................

 (a)(5)(A) Joint Press Release issued by CEMEX and the Company on
           September 29, 2000. ........................................

 (a)(5)(B) Summary Advertisement as published in The Wall Street
           Journal on October 5, 2000..................................

 (a)(5)(C) Consent of Independent Auditors, dated October 3, 2000......

 (a)(5)(D) Consent of Independent Auditors, dated October 4, 2000......

 (b)(1)    Commitment Letter, dated September 28, 2000, among The Chase
           Manhattan Bank, Deutsche Bank AG London Chase Manhattan PLC,
           Deutsche Bank AG Securities Inc. and CEMEX..................

 (b)(2)    Commitment Letter, dated September 28, 2000, among Salomon
           Smith Barney Inc., Citibank, N.A. and CEMEX.................

 (d)(1)    Agreement and Plan of Merger, dated as of September 28,
           2000, among CEMEX, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company's Current
           Report on Form 8K filed on September 29, 2000)..............

 (d)(2)    Confidentiality Agreement, dated August 11, 2000, between
           CEMEX and the Company (incorporated herein by reference to
           Exhibit (e)(3) to the Company's Solicitation/Recommendation
           Statement on Schedule 14D-9 filed on October 5, 2000) ......

 (g)       Not applicable..............................................

 (h)       Not applicable..............................................